SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tenneco Inc.
(Name of Issuer)

Class A Voting Common Stock, par value $0.01 per share
 (Title of Class of Securities)

880349105
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 880349105

1. NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
446,310 (1)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
446,310 (1)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,310 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14 TYPE OF REPORTING PERSON
CO

(1)	Represents 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1. NAME OF REPORTING PERSON
Icahn Building LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
446,310 (2)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
446,310 (2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,310 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14 TYPE OF REPORTING PERSON
OO

(2)	Represents 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
8,638,023 (3)

8 SHARED VOTING POWER
446,310 (4)

9 SOLE DISPOSITIVE POWER
8,638,023 (3)

10 SHARED DISPOSITIVE POWER
446,310 (4)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,084,333 (3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14 TYPE OF REPORTING PERSON
PN

(3)	Includes 2,986,846 shares of Class B Common Stock which may be converted into Class A Common Stock by Icahn Enterprises Holdings commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.
(4)	Represents 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
9,084,333 (5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
9,084,333 (5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,084,333 (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14 TYPE OF REPORTING PERSON
CO

(5)
Includes 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP, and 2,986,846 shares of Class B Common Stock which may be converted into Class A Common Stock by Icahn Enterprises Holdings, in each case commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
9,084,333 (6)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
9,084,333 (6)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,084,333 (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14 TYPE OF REPORTING PERSON
CO

(6)
Includes 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP, and 2,986,846 shares of Class B Common Stock which may be converted into Class A Common Stock by Icahn Enterprises Holdings, in each case commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
9,084,333 (7)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
9,084,333 (7)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,084,333 (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14 TYPE OF REPORTING PERSON
IN

(7)
Includes 446,310 shares of Class B Common Stock which may be converted into Class A Common Stock by AEP, and 2,986,846 shares of Class B Common Stock which may be converted into Class A Common Stock by Icahn Enterprises Holdings, in each case commencing April 1, 2020. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Class A Voting Common Stock, par value $0.01 per share (the “Class A Common Stock”), issued by Tenneco Inc. (the “Issuer” or “Tenneco”), and hereby amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 1, 2018 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 1 to Schedule 13D is being filed solely to report the deemed beneficial ownership (pursuant to Rule 13d-3(d)(1)(i) under the Act) by the Reporting Persons of certain shares of Class A Common that may be acquired by the Reporting Persons within 60 days upon the conversion of Class B Common Stock, and not as a result of any acquisition of shares of Class A Common Stock or Class B Common Stock by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

As the Spin-Off has not yet occurred, as of February 1, 2020, the Reporting Persons have the right to acquire, within 60 days, shares of Class A Common Stock upon the conversion of Class B Common Stock, up to a number of shares of Class A Common Stock such that the Reporting Persons will own no more than 15.0% of the Class A Common Stock issued and outstanding immediately following such conversion.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons have the right to acquire, within 60 days, shares of Class A Common Stock upon the conversion of Class B Common Stock, up to a number of shares of Class A Common Stock such that the Reporting Persons will own no more than 15.0% of the Class A Common Stock issued and outstanding immediately following such conversion. As such, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,084,333 shares of Class A Common Stock (which includes 3,433,156 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock held by the Reporting Persons), representing 15.0% of the Issuer’s outstanding Class A Common Stock (based upon the 57,134,173 shares of Class A Common Stock stated to be outstanding as of November 1, 2019 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, plus 3,433,156 shares of Class A Common Stock which may be issued, commencing April 1, 2020, upon the conversion of outstanding shares of Class B Common Stock). In addition, the Reporting Persons may be deemed to beneficially own, in the aggregate, 20,360,513 shares of Class B Common Stock, representing 100% of the Issuer’s outstanding Class B Common Stock (based upon the 23,793,669 shares of Class B Common Stock stated to be outstanding as of November 1, 2019 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, minus 3,433,156 shares of Class B Common Stock that may be converted, commencing April 1, 2020, into shares of Class A Common Stock).

(b) Icahn Enterprises Holdings may be deemed to have sole voting power and sole dispositive power with regard to 8,638,023 shares of Class A Common Stock and 17,731,160 shares of Class B Common Stock, and each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such shares. AEP may be deemed to have sole voting power and sole dispositive power with regard to 446,310 shares of Class A Common Stock and 2,629,353 shares of Class B Common Stock, and each of Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such shares. These numbers reflect the Reporting Persons’ right to acquire, commencing April 1, 2020, shares of Class A Common Stock upon the conversion of Class B Common Stock, up to a number of shares of Class A Common Stock such that the Reporting Persons will own no more than 15.0% of the Class A Common Stock issued and outstanding immediately following such conversion.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2020

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn___________
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Tenneco Inc.]